FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   December 12, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

December 12, 2005	NEWS RELEASE 05-24	MAE - TSX MNG-AMEX

Miramar Continues Expansion of the Naartok Deposit at Hope Bay, Nunavut
— 2005 Exploration Success to Bolster 2006 Planning for Larger Scale Phase 2 Development —

VANCOUVER — Miramar Mining Corporation announced today that its 2005 exploration success at its 100% controlled Hope Bay Gold project in Nunavut offers the company exciting opportunities to pursue for the next phase of development after its proposed Doris North mine. Significant progress has been made in expanding the still open Naartok zone of the Madrid deposit which has given the company an opportunity to examine alternatives for larger scale production earlier than previously anticipated.

“Every year Hope Bay continues to demonstrate its potential to become a major mining district,” said Tony Walsh, Miramar’s President and CEO. “The significant exploration accomplishments this year, particularly at Madrid, have presented new opportunities for us as a company. In 2006, with our cash and technical resources boosted by Newmont Mining’s investment in Miramar, we will turn our sights to completing the studies required to evaluate larger scale, Phase 2, production opportunities.”

Miramar continues to expand and refine its understanding of the geology and mineralization of the Hope Bay greenstone belt, which at year end 2004 contained measured and indicated resources of 6.8 million tonnes grading 9.6 g/t for a total of 2.1 million ounces of gold, and inferred resources of 19.2 million tonnes grading 7.0 g/t for total of 4.3 million ounces of gold. At Hope Bay, analogies are readily made with geological settings and styles of mineralization that characterize famous gold camps such as the Porcupine Camp near Timmins, (+60 million ounces produced) and the Kirkland/Larder Lake Camp, (+38 million ounces produced). Similar styles of mineralization, volcanic host rocks and structural framework are recognized between these different gold camps in the Abitibi and Hope Bay, such as the 11 km long Madrid Deformation zone, which is similar in many respects to the Porcupine-Destor fault zone and the Larder-Cadillac Break, which continue to yield gold after almost a century.

Miramar will report year end resources for Hope Bay in early January and will devote a good part of 2006 to the feasibility studies required to submit phase 2 production plans for permitting. These updated gold resource calculations will support the 2006 studies which will include conceptualized underground and open pit development scenarios.

Reported below are the exploration results of the last of the summer drill holes as well as the significant achievements of the overall 2005 campaign.

Exploration Achievements in 2005

The goals and objectives of the 2005 drilling campaigns at Hope Bay were:

•	to upgrade sufficient resources within the Boston, Doris Central and Naartok deposits to an indicated confidence level which would support a feasibility study for the contemplated phase 2 development on the belt;

•	to expand the resource at Madrid; and
•	to conduct regional exploration work as part of Miramar's assessment obligations at Hope Bay.

“We were successful in all three of these areas, making considerable advancement in resource expansion, target identification and geological understanding,” said Mr. Walsh

At Naartok the resource continues to grow at depth and to the north which will likely result in a resource addition over 2004. This is a significant accomplishment considering that the bulk of the drilling was directed toward infill resource drilling with only limited expansion drilling. The Naartok East expansion hole 05PMD328 assayed 11.5 g/t over 66.5m (previously reported, June 2005) and is, for now, the best hole ever drilled at Hope Bay.

Improved continuity and tighter drill density will have a significant positive impact on 2005/2006 resource and engineering studies which will now include the upper portions of the Naartok East zone (upper portions were previously drilled at +100m centers and excluded).

An improved Boston resource model is being completed to support ongoing development studies. Also, compilation work and an improved understanding of geology and controls on mineralization has identified potential for the B3.5/B4 zone to have a significant positive impact o the Boston resource. The B3.5/B4 zone is a shallow gold bearing structure which lies 125 metres to the west of the main Boston resource. Mineralization previously encountered from this zone includes drill holes; S04-315 which returned 7.9g/t over 9.0m, hole S04-325, 9.4 g/t over 0.5m and hole 97NOD182, which assayed 56.2g/t over 6.5m. Generally drill density is low and assay data are limited in this area. Interpretation is ongoing, but mineralization in the B3.5/B4 zone remains open down dip and this area may represent a significant opportunity to impact the current Phase 2 development scenarios for the Boston deposit.

Exploration outside the main deposits continues to advance with improved target selection. Though no significant intersections were recorded this summer, our exploration methods continue to improve and our exploration tools such as geophysics and lithogeochemistry continue to evolve and enhance the potential of other targets.

Summer Program Results

Overall, resource expansion was successful at Naartok and exploration on the regional targets has identified priority areas for 2006 drilling. All drilling for the summer program is now complete with 58 holes totalling 15,533 meters. The bulk of this drilling 11,370 meters was directed toward infill and expansion of the Naartok deposit. Tabulated below are drill results from the final ten core holes drilled in the Naartok area of the Madrid deposit. This drilling was designed to extend significant intercepts from the earlier 2005 winter and spring drilling, including stepout drilling from the previously reported hole 05PMD328 at a depth of approximately 275 m below surface.

Also completed in the summer program were 21 shallow core holes, totalling 4,163 meters that were drilled to test regional targets throughout the Hope Bay belt. The bulk of this drilling was completed to meet assessment targets to maintain Miramar’s 100% ownership on the belt. While assays from this drilling were low, favourable volcanic rocks (similar to those that host the bulk of the Madrid mineralization) were encountered for the first time in core drilling at both the Kink area, 9 km north of Naartok and at South Nexus, 12 km south of Naartok. Both Kink and South Nexus are covered by shallow but extensive overburden and this limited drilling was the first time these targets were tested.

Selected Naartok Drill Results

Drill hole	From (m)	To (m)	Intercept (m)	Gold Grade (g/t)

05PMD369	193.0	202.5	9.5	7.6
Including	196.6	201.5	4.9	13.7

05PMD371	358.5	363.0	4.5	36.3
Including	360.0	361.5	1.5	105.7

05PMD375	382.0	441.5	59.5	4.2
Including	382.0	404.5	22.5	8.0
Including	384.5	394.0	9.5	15.2

05PMD376	502.0	503.3	1.3	12.1

*  Full drill results are provided in a table attached to this news release

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Mine. Miramar then expects to extend and expand production levels by developing through phase 2 & 3, the rest of Doris, Boston and eventually Madrid. All contemplated production at the Hope Bay project is subject to successful feasibility studies, the availability of financing and permitting and regulatory approval.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by ALS Chemex in North Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the expected results of the 2005 work program and the planned program for 2006 , proposed feasibility studies and production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731   Toll Free: 1-800-663-8780  Email: info@miramarmining.com

Table 1. Naartok Summer Drilling Summary

Hole-ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

05PMD369	193.0	202.5	9.5	7.6
Including	196.6	201.5	4.9	13.7

05PMD370	298.5	304.5	6.0	3.8
Including	301.5	303.0	1.5	8.1

05PMD371	358.5	363.0	4.5	36.3
Including	360.0	361.5	1.5	105.7
And	370.5	373.5	3.0	9.1

05PMD372	173.9	178.1	4.2	2.8
And	185.4	186.0	0.6	4.2
And	214.0	223.0	9.0	3.1
Including	215.0	217.0	2.0	9.1

05PMD373		No Significnt Assays

05PMD374	392.5	421.0	28.5	2.3
Including	401.5	403.0	1.5	5.7

05PMD375	382.0	441.5	59.5	4.2
Including	382.0	404.5	22.5	8.0
Including	384.5	394.0	9.5	15.2
Including	400.5	403.0	2.5	7.1
Including	407.5	410.0	2.5	4.9
Including	407.5	408.8	1.3	7.9
Including	417.5	426.5	9.0	3.7
Including	417.5	419.0	1.5	9.0
Including	435.5	441.5	6.0	2.6
And	456.0	457.5	1.5	2.1
And	473.0	476.0	3.0	2.5

05PMD376	364.4	380.6	16.2	1.6
And	467.0	469.0	2.0	2.6

Hole-ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

And	502.0	503.3	1.3	12.1

05PMD377	309.0	312.0	3.0	2.4
And	389.2	389.8	0.6	2.7
And	406.5	408.0	1.5	3.0

05PMD378	453.0	454.0	1.0	2.7
And	458.7	461.5	2.8	2.6

05PMD379	210.2	219.5	9.3	2.0
Including	215.0	216.5	1.5	5.6

Table 2.   Regional Exploration Drill Result Summary

Hole-ID	Area	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

05HKD019	South Nexus	121.5	122.1	0.6	2.9

05AIM1001	Aimaokatuk 1			No Significant Assays

05AK1001-4	Akungani 1			No Significant Assays

05AK2001	Akungani 2			No Significant Assays

05AK3001-3	Akungani 3			No Significant Assays

05KNK001-2	West Kink			No Significant Assays

05PSD106-7	North Nexus			No Significant Assays

05TJD007	Jeffe			No Significant Assays

05HAD024	South Nexus			No Significant Assays